EXHIBIT 12.1

CIT Group Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges Nine months ended September 30, (dollars in millions)

	2008	2007
Earnings:
Net (loss) income (attributable) available to common shareholders(1)	$(2,658.9)	$19.7
Loss from discontinued operation	2,109.4	687.4
(Benefit) provision for income taxes	(281.5)	248.4

(Loss) earnings before provision for income taxes	(831.0)	955.5

Fixed charges:
Interest and debt expenses on indebtedness	2,344.5	2,511.3
Minority interest in subsidiary trust holding solely debentures of the company, before tax	–	5.0
Interest factor: one-third of rentals on real and personal properties	13.9	13.0

Total fixed charges	2,358.4	2,529.3

Total earnings before provision for income taxes and fixed charges	$1,527.4	$3,484.8

Ratios of earnings to fixed charges	(1)	1.38	x

(1)	Earnings were insufficient to cover fixed charges by $831.0 million for the nine months ended September 30, 2008.